Exhibit 99.1

FOR IMMEDIATE RELEASE

TRIPLE P N.V.

June 27, 2003 - Vianen, The Netherlands. Triple P N.V. (Nasdaq SCM: TPPP) announced today that its Chief Executive Officer, Mr R.E. Pijselman, and Supervisory Board of Directors agreed in principle upon the resignation of Pijselman as Chief Executive Officer of the Company effective as of July 1, 2003.

In addition, Mr H.G.C. Schade resigned as member of the Supervisory Board as of June 24, 2003.

Mr A.H.M. Stam and H.C.A. Groenen will continue as Supervisory Board members pending consultation with the Company’s shareholders at the General Meeting of Shareholders to be held on July 9, 2003.

The Supervisory Board of Directors appointed Triple P’s current Director Operations, Mr H. Crijns, as interim Chief Executive Officer.

Triple P also announced that it was nearing completion of the corporate restructuring that it began during the fourth quarter of 2002 and indicated that Mr. Crijns, as the new interim CEO, intends to evaluate the need for further cost reductions to more closely align Triple P’s costs with expected revenues.

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results. The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations.  Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.